

May 11, 2015

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

  Re: Boxlight Corporation (formerly known as Logical Choice Corporation)
     Amendment No. 2 to Draft Registration Statement on Form S-1
     Submitted April 21, 2015
     CIK No. 0001624512

Dear Mr. Elliott:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our history and proposed acquisitions, page 6

1. Refer to the ownership chart on page 7. If any of the relationships are not 100% ownership, please indicate this fact and identify any other major stockholders at each level of your structure.

Acquisition of Genesis, page 7

2. We note your response to prior comment 4. However, your disclosure remains unclear as to whether the one share of common stock of the Delaware subsidiary retained by Vert Capital will be transferred. If so, please tell us when and how the share will be acquired by Boxlight Parent.

3.   Please revise your prospectus disclosure to clarify the percentage of ETL shares that you will own following the purchase of ETL shares from K Laser International Co., Ltd.

Our suppliers may not be able to always supply…, page 14

4.   We note your response to prior comment 8. Please revise this risk factor to provide more up-to-date disclosure regarding the status and size of any backlogs. In addition, please discuss whether you have attempted to identify and secure additional suppliers to prevent future shortages.

An affiliate is in liquidation…, page 16

5.   We note your revised disclosure in response to prior comment 9. Please further revise the final two sentences of this risk factor to clarify the meaning of your statements that the acquisition will not be impacted by the liquidation, a successful claim by creditors and/or the inactive status of the Delaware LLC. While the identified factors may not influence your decision to proceed with the transaction, it does appear that the factors may impact or affect the company. Please advise or revise to clarify.

Our Articles of Incorporation…, page 22

6.   Please expand your disclosure to explain the consequences to a stockholder if an agreement regarding "reasonable fees" cannot be reached between the stockholder and you prior to commencement of a litigation proceeding.

7.   Further, please tell us the basis in Nevada law upon which you are relying in adopting this apparent limitation to shareholder rights.

Confidential Amendment 2 to Form S-1 submitted on April 21, 2015

Unaudited Pro Forma Combined Financial Statements, page 28

Notes to Unaudited Pro Forma Combined Financial Statements, page 31

(6) Purchase Price Allocation, page 32

8.   We note your response to prior comment 12. Notwithstanding your response, we continue to note that the assumed gross offering proceeds of $15 million from the sale of 17,250,000 shares as detailed on the cover page represents a price of $.87 per share, which differs significantly from the $10.00 per share valuation you present elsewhere. Please reconcile these amounts or revise the filing as appropriate.

9.   We note your response to prior comment 14. You state that you believe that Boxlight Corporation is not a new entity formed to effect a business combination. We note that Boxlight Corporation was formed on September 18, 2014. Please explain to us the nature of any discussions that had taken place at that point regarding any of the business

combinations scheduled to take place at the closing of the offering. Provide us with background as to how the management of Boxlight Corporation came to negotiate the acquisition of a controlling interest in Everest Display. Provide an overview of the nature of the discussions from September 18, 2014 to October 31, 2014 (the date of the agreement with Everest Display).

10.   You state in your response to prior comment 14 that you believe Boxlight Corporation is a not a new entity formed to effect the business combinations in large part because Boxlight Corporation will be the entity that raises capital, issues equity to various unrelated investors and pays cash to effect the transaction. However, we note that as of December 31, 2014, the only capital raised by Boxlight Corporation is $2,560 relating to the issuance of initial shares of common stock in exchange for promissory notes. We note from your disclosure on page 7 that the consummation of this offering is dependent on the consummation of the Boxlight (Everest Display) and Globisens transactions. Finally, we note your disclosure on page 3 that "Boxlight Parent was incorporated…for the *sole purpose* of acquiring the equity of Boxlight, Globisens and Genesis" (emphasis added) and that prior to this prospectus, Boxlight Parent "has conducted no operations." Based on these factors, it is not clear to us how you have concluded that Boxlight Corporation is not a new entity formed to effect the business combinations. In this regard, it appears that in substance, Boxlight (Everest Display) and Globisens are effectively raising capital with Boxlight Corporation being a new entity formed to effect the combination. Please explain to us the basis for your conclusion that there is substance to the newly formed entity that is separate from the proposed business combination transactions.

Research and Development, page 44

11.   Please disclose the anticipated cost and estimated time for completion of the new platform development.

Manufacturing and Logistics, page 44

12.   Explain in more detail what you mean when you say that facilities are "available to" you.

Sales and Marketing, page 44

13.   Please disclose the size and geographic scope of your combined sales force.

Certain Relationships and Related Party Transactions, page 61

14.   Please us if and how Mr. Kuo, the controlling stockholder of K Laser Corp., is related to Ms. Kuo, your director.

Exhibits

15.   Your responses to prior comments 22 and 24 are unclear as to whether the material agreements that you have filed as exhibits are complete and final versions. Please advise.

     You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director